02036912

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C.
MAY 2 0 2002
1086

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-~~16 OR~~ 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

P.E.
5-20-02

Dated as of May 20, 2002

NETIA HOLDINGS S.A.

(Translation of registrant's name into English)

PROCESSED
JUN 0 6 2002
THOMSON
FINANCIAL

UL. POLECZKI 13
02-822 WARSAW, POLAND

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☑ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.] Yes ☐ No ☑

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EXPLANATORY NOTE

Attached are the following items:

1. Press Release, dated May 15, 2002;
2. Press Release, dated May 17, 2002.

This current report on Form 6-K is hereby incorporated by reference into our Registration Statement on Form F-3 filed with the Securities and Exchange Commission on May 9, 2001 (File No. 333-13480).

netia

FOR IMMEDIATE RELEASE

Contact: Anna Kuchnio (IR)
+48-22-330-2061
Jolanta Ciesielska (Media)
+48-22-330-2407
Netia
- or -
Jeff Zelkowitz
Taylor Rafferty, London
+44-(0)20-7936-0400
- or -
Andrew Saunders
Taylor Rafferty, New York
212-889-4350

NETIA HOLDINGS S.A. ARRANGEMENT PROCEEDINGS OPEN IN WARSAW

WARSAW, Poland – May 15, 2002 – Netia Holdings S.A. (Nasdaq: NTIAQ, WSE: NET), Poland's largest alternative provider of fixed-line telecommunications services, announced that the court in Warsaw today opened an arrangement proceeding with respect to the Company, following its motion filed on February 20, 2002, with the deadline for verifying creditors' claims set for June 18, 2002.

As previously announced, filings for opening of arrangement proceedings were also made on February 20, 2002 by two of Netia Holdings S.A.'s subsidiaries, Netia Telekom S.A. and Netia South Sp. z o.o. On April 22, 2002, arrangement proceedings were opened for Netia Telekom S.A., and the announcement by the court of the decision regarding opening proceedings for Netia South Sp. z o.o. is scheduled for May 20, 2002.

The arrangement proceedings for Netia Holdings S.A., Netia Telekom S.A. and Netia South Sp. z o.o. are occurring in the context of the Restructuring Agreement reached on March 5, 2002 with Netia's bondholders and certain of its creditors.

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see the Company's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on March 28, 2002, it Current Report on Form 6-K filed with the Commission on April 3, 2002, it Current Reports on Forms 6-K filed with the Commission on May 6, 2002, and its Current Report on Form 6-K filed with the Commission on May 7, 2002. The Company undertakes no obligation to publicly update or revise any forward-looking statements.

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netia

FOR IMMEDIATE RELEASE

Contact: Anna Kuchnio (IR)
+48-22-330-2061
Jolanta Ciesielska (Media)
+48-22-330-2407
Netia
- or -
Jeff Zelkowitz
Taylor Rafferty, London
+44-(0)20-7936-0400
- or -
Andrew Saunders
Taylor Rafferty, New York
212-889-4350

NETIA COMMENTS ON TELIA DUCTS LEASING AGREEMENT

WARSAW, Poland – May 17, 2002 – Netia Holdings S.A. (Nasdaq: NTIAQ, WSE: NET), Poland's largest alternative provider of fixed-line telecommunications services, today announced that one of its subsidiaries, Netia Telekom S.A., received notice from Telia International Carrier AB that Telia was of the opinion that the Agreement for the Provision of Ducts made between Telia's subsidiary, Prima Communications Sp. z o.o., and Netia Telekom S.A. has expired due to the non-fulfillment by April 15, 2002 of all of the conditions specified in the agreement. Telia also indicated its interest in continuing discussions with Netia regarding the utilization of Netia's backbone network. Netia Telekom S.A. believes that the conditions to which Telia International Carrier AB refers were reserved on Netia Telekom S.A.'s behalf, and therefore the existing agreement remains valid and does not require the execution of an additional agreement. Netia Telekom S.A. intends to undertake the necessary steps with an aim to fulfill the agreement.

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see the Company's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on March 28, 2002, it Current Report on Form 6-K filed with the Commission on April 3, 2002, it Current Reports on Forms 6-K filed with the Commission on May 6, 2002, and its Current Report on Form 6-K filed with the Commission on May 7, 2002. The Company undertakes no obligation to publicly update or revise any forward-looking statements.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 20, 2002

NETIA HOLDINGS S.A.

By: ____________________
Name: Kjell-Ove Blom
Title: acting President

By: ____________________
Name: Avraham Hochman
Title: VP Finance